January 25, 2006



Securities and Exchange Commission
450 Fifth Street NW
Washington, DC  20549

RE:	Schedule 13G
     	Neenah Paper, Inc.
     	As of December 31, 2005

Gentlemen:

In  accordance  with  Section  13(d)(5)  of  the  Securities Exchange
Act  of  1934,  attached please  find  a  copy  of an amended Schedule
13G for the above named company showing a decrease in beneficial ownership to less than 5% as of December 31, 2005 filed on behalf of Eagle Asset Management, Inc.

Very truly yours,



Damian Sousa
Vice President
Chief Compliance Officer
DS:dlv
Enclosures

cc:  Office of the Corporate Secretary
       Neenah Paper, Inc.
       3460 Preston Ridge Road
       Alpharetta, GA  30005

       Securities Division
        New York Stock Exchange
       11 Wall Street
        New York, NY  10005




SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No.   1     )*


Neenah Paper, Inc.
(Name of Issuer)


Common Stock par value $.01 per share
(Title of Class of Securities)


640079109
(CUSIP Number)


Check  the  following  box  if a fee  is  being  paid  with  this statement
____. (A fee is not required  only  if  the  filing person:    (1)  has
a  previous statement  on  file   reporting beneficial  ownership of more
than five percent of the  class  of securities  described in Item 1;
and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions the Act (however, see the Notes).








Page 1 of 5 Pages
CUSIP NO. 640079109                                 13G

 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Eagle Asset Management, Inc.      59-2385219

 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (A) ______
                                                      (B) ______

 3  SEC USE ONLY

 4 CITIZENSHIP OR PLACE OF ORGANIZATION

   State of Florida

        NUMBER OF             5   SOLE VOTING POWER
         SHARES                            165,587
      BENEFICIALLY          6   SHARED VOTING POWER
         OWNED                             - - -
         AS OF
    DECEMBER 31, 2005    7  SOLE DISPOSITIVE POWER
        BY EACH                           165,587
       REPORTING               8   SHARED DISPOSITIVE POWER
      PERSON WITH                      - - -

 9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING             PERSON

             165,587

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                  [_____]

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              1.12%

12  TYPE OF REPORTING PERSON*

            IA
_____________________________________________________________
                 *SEE INSTRUCTION BEFORE FILLING OUT!
_____________________________________________________________

Page 2 of 5 Pages
Item 1(a) 	Name of Issuer:

          		Neenah Paper, Inc.


Item 1(b) 	Address of Issuer's Principal Executing Offices:

           		3460 Preston Ridge Road
		Alpharetta, GA  30005


Item 2(a) 	Name of Person Filing:

         		Eagle Asset Management, Inc.


Item 2(b) 	Address of Principal Business Office:

          		880 Carillon Parkway
          		St. Petersburg, Florida  33716


Item 2(c)	Citizenship:

          		Florida


Item 2(d) 	Title of Class of Securities:

          		Common Stock par value $.01 per share


Item 2(e)	CUSIP Number:

          		640079109


Item 3    	Type of Reporting Person:

(e) Investment Adviser registered under Section 203 of the Investment Advisors Act of 1940




Page 3 of 5 Pages
Item 4   	Ownership as of December 31, 2005

         (a)  	Amount Beneficially Owned:

              	165,587 shares of common stock beneficially owned including:
          	      No. of Shares
           	 Eagle Asset Management, Inc.                      165,587

          (b)  	Percent of Class:                                  1.12%


         (c)	Deemed Voting Power and Disposition Power:

              	(i)             	(ii)           		(iii)         		(iv)
              	                                			Deemed        		Deemed
              	Deemed         Deemed  		to have 		to have
              	to have           to have        		Sole Power   		Shared Power
              	Sole Power    Shared Power   		to Dispose    		to Dispose
              	to Vote or       to Vote or     		or to         		or to
              	to Direct         to Direct     		Direct the    		Direct the
              	to Vote            to Vote        		Disposition   		Disposition

Eagle Asset     165,587      	----           		165,587      		----
Management, Inc.


Item 5   	Ownership of Five Percent or Less of a Class:

        	 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

                                             							(_X__)

Item 6   	Ownership of More than Five Percent on Behalf of Another Person:

              	 N/A

Item 7   	Identification and Classification of the Subsidiary which Acquired
              	the Security Being Reported on by the Parent Holding Company:

              	 N/A


Page 4 of 5 Pages
Item 8   	Identification and Classification of  Members  of the Group:   N/A


Item 9   	Notice of Dissolution of Group:   N/A


Item 10  	Certification:

         	By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

         		Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 25, 2006             	EAGLE ASSET MANAGEMENT, INC.



 __________________________________
 Damian Sousa
 Vice President
 Chief Compliance Officer
















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